

71.9.1½

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
NOV 24 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 1, 2008** (MM/DD/YY) AND ENDING **September 30, 2009** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Oak Ridge Financial Services Group Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Xenia Avenue South, Suite 100
(No. and Street)

Golden Valley	**MN**	**55416**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Potter **763-923-2200**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AA 3/11

OATH OR AFFIRMATION

I, James Potter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Oak Ridge Financial Services Group, Inc. as of September 30, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SR VP / CCO

Title

Notary Public

LORI ANN BALE
Notary Public-Minnesota
My Commission Expires January 31, 2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

FINANCIAL STATEMENTS

Years Ended September 30, 2009 and 2008

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition and supplemental report on internal control bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

We have audited the statements of financial condition of The Oak Ridge Financial Services Group, Inc. as of September 30, 2009 and 2008 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of The Oak Ridge Financial Services Group, Inc. as of September 30, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.
Minneapolis, Minnesota
November 18, 2009

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION

September 30, 2009 and 2008

	2009	2008
ASSETS		
ASSETS		
Cash	$ 675,152	$ 986,412
Deposits with clearing organizations	200,010	200,000
Receivable from:		
Clearing organization	419,253	365,595
Employees	81,214	69,609
Affiliate	-	159,870
Securities owned, at market value	103,892	82,500
Furniture and equipment	599,278	573,616
Accumulated depreciation	(496,358)	(476,958)
Other assets	86,452	88,642
TOTAL ASSETS	$ 1,668,893	$ 2,049,286
LIABILITIES		
LIABILITIES		
Payable to employees	$ 34,035	$ 42,729
Accounts payable and accrued expenses	666,339	614,259
TOTAL LIABILITIES	700,374	656,988
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 720 shares	7	7
Additional paid-in capital	5,305,308	5,385,705
TOTAL CAPITAL CONTRIBUTED	5,305,315	5,385,712
ACCUMULATED DEFICIT	(4,336,796)	(3,993,414)
TOTAL STOCKHOLDER'S EQUITY	968,519	1,392,298
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,668,893	$ 2,049,286

See Notes to Financial Statements

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

STATEMENTS OF OPERATIONS

Years Ended September 30, 2009 and 2008

	2009	2008
REVENUES		
Commissions	$ 4,888,650	$ 4,581,347
Net dealer inventory and investment gains and losses	76,517	(49,264)
Underwriting fees	1,822,984	1,516,884
Investment advisory	372,423	501,298
Interest income	147,663	227,200
Other	276,463	282,802
TOTAL REVENUES	7,584,700	7,060,267
EXPENSES		
Employee compensation and benefits	5,997,565	5,221,193
Floor brokerage and clearing fees	392,647	335,626
Communications	219,997	272,844
Occupancy and equipment	390,467	366,061
Professional fees	269,731	227,066
Interest	2,503	6,290
Other	655,172	648,977
TOTAL EXPENSES	7,928,082	7,078,057
NET INCOME (LOSS)	$ (343,382)	$ (17,790)

See Notes to Financial Statements

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended September 30, 2009 and 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, September 30, 2007	$ 7	$ 5,385,705	$ (3,939,614)	$ 1,446,098
Dividends			(36,010)	(36,010)
Net loss			(17,790)	(17,790)
Balance, September 30, 2008	7	5,385,705	(3,993,414)	1,392,298
Distribution		(80,397)		(80,397)
Net loss			(343,382)	(343,382)
Balance, September 30, 2009	$ 7	$ 5,305,308	$ (4,336,796)	$ 968,519

See Notes to Financial Statements

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

STATEMENTS OF CASH FLOWS

Years Ended September 30, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (343,382)	$ (17,790)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Depreciation and amortization	19,400	1,200
Decrease (increase) in operating assets:		
Deposit with clearing organization	(10)	50,000
Receivables from:		
Clearing organization	(53,658)	75,700
Employees	(11,605)	(1,123)
Affiliate	159,870	-
Securities owned	(62,476)	(39,751)
Other assets	2,190	(16,760)
Increase (decrease) in operating liabilities:		
Payable to employees	(8,695)	(21,609)
Accounts payable and accrued expenses	52,080	41,725
NET CASH FLOWS FROM OPERATING ACTIVITIES	(246,286)	71,592
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in furniture and equipment	(25,662)	(13,565)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(25,662)	(13,565)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(39,312)	(36,010)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(39,312)	(36,010)
NET INCREASE (DECREASE) IN CASH	(311,260)	22,017
CASH, BEGINNING OF YEAR	986,412	964,395
CASH, END OF YEAR	$ 675,152	$ 986,412

See Notes to Financial Statements

(1) Nature of business and significant accounting policies

Nature of business - The Oak Ridge Financial Services Group, Inc. (the Company) is principally engaged in providing security brokerage, investment banking and related financial services to individuals, institutions and corporations. The Company serves customers throughout the United States but its customers are primarily concentrated in the Upper Midwest.

The Company is a wholly owned subsidiary of Oak Ridge Holding Corporation (Holdings).

The Company, a registered securities broker-dealer, is associated through common ownership with Libra Holdings Company (Libra) which is engaged to perform investment banking activities.

Cash and cash equivalents - For purposes of reporting the statement of cash flows, the Company includes only demand deposit accounts as cash on the accompanying statement of financial condition.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Bank accounts are generally insured up to $250,000 per financial institution and there is no limit on non-interest bearing checking accounts. These limitations will revert to $100,000 on January 1, 2014.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables and credit policies - Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of the close of business. Employee receivables principally consist of interest bearing loans due two years from the date of employment. The employee receivables are stated at the principal amount plus any accrued and unpaid interest. An employee receivable is considered delinquent if not paid on its maturity date. At that time, the note is placed on nonaccrual status.

Payments of notes receivable are allocated first to accrued and unpaid interest with the remainder to the outstanding principal balance.

The carrying amounts of employee receivables are reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all employee receivables balances monthly and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management believes that all the receivables are collectible at September 30, 2009.

(1) Nature of business and significant accounting policies (continued)

Revenue recognition

Underwritings - Underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable.

Consulting fees - Consulting and financial service fees relating to investment banking activities are recognized as the services are performed and collection is reasonably assured.

Securities transactions - Securities transactions with customers and the related commission income and expense are recorded on a settlement-date basis, generally one to three business days following the transaction. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

Securities owned and securities sold but not yet purchased are stated at estimated fair market value for financial statement purposes, and unrealized gains and losses are included in operations.

Furniture and equipment - Furniture and equipment are recorded at cost. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are charged to expense.

The cost of furniture and fixtures is depreciated on a straight-line basis over the estimated useful lives of three to seven years. Total depreciation expense is $19,400 and $1,200 for the years ended September 30, 2009 and 2008, respectively.

Income taxes - The Company files a consolidated tax return with its parent company who, effective November 1, 2004, with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the stockholders separately account for the Company items of income, deductions, losses, and credits. Therefore, these statements do not include any provision for corporate income taxes.

(1) **Nature of business and significant accounting policies (continued)**

Fair value measurement definition and hierarchy

ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants. Assets and liabilities with readily available active quoted prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

(1) **Nature of business and significant accounting policies (continued)**

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent events policy - Subsequent events have been evaluated through November 18, 2009 which is the date the financial statements were available to be issued.

Recently issued accounting pronouncements

Update No. 2009-01 - In June 2009, the FASB issued Update No. 2009-01, which establishes the FASB Accounting Standards Codification (ASC) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP). The ASC is effective for interim and annual periods ending after September 15, 2009. The Company has adopted the ASC when referring to GAAP in this report for the year ended September 30, 2009. The adoption of the ASC did not have a significant impact on the financial statements.

SFAS 157 - During September 2006, the FASB issued SFAS 157, "*Fair Value Measurem*ents" ("SFAS 157"), now codified as ASC Topic 820, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company was required to adopt the provisions of ASC Topic 820 in 2008. The adoption of the pronouncement's provisions did not have a significant effect on the financial statements.

FIN 48 - In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "*Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*," now codified in ASC Topic 740, Income Taxes. FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), Accounting for Uncertainty in Income Taxes, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending September 30, 2009. The Company evaluates its uncertain tax positions using the provisions of FASB ASC Topic 450 (formerly FASB Statement 5, Accounting for Contingencies). Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount to be recognized.

(2) Securities owned and securities sold but not yet purchased

Securities owned and securities sold but not yet purchased that are readily marketable are carried at quoted market values. Trading and investment securities not readily marketable are carried at fair value as determined by management. Unrealized gains and losses are included in operations.

	September 30,	
	2009	2008
Securities owned:		
Trading securities - municipal bonds	$ 103,892	$ -
Trading securities - equities	-	82,500
	$ 103,892	$ 82,500

(3) Fair value measurements

The following table presents the fair value our financial instruments that are measured at fair value on a recurring basis

	Fair Value	(Level 1)	(Level 2)	(Level 3)
April 30, 2009				
Municipal bonds	$ 103,892	$ -	$ 103,892	$ -
Securities inventory	$ 103,892	$ -	$ 103,892	$ -
April 30, 2008				
Equity securities	$ 82,500	$ 82,500	$ -	$ -
Securities inventory	$ 82,500	$ 82,500	$ -	$ -

Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Valuation techniques utilized to determine fair value are consistently applied.

(4) Employee benefit plans

The Company has a 401(k) plan covering substantially all of its employees. The plan provides for participating employees to make elective deferral contributions to the plan. The Company has not made any discretionary or matching contributions to the plan for the years ended September 30, 2009 and 2008.

(5) Operating leases

The Company leases its office under operating leases.

The lease requires base monthly lease payments of $17,300 to $12,950 over the lease term ending July 31, 2012. In addition the Company is required to pay common area charges and a pro-rata share of certain operating and real estate tax expenses.

The future minimum annual rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year are as follows:

Years Ending September 30,	Total
2010	$ 177,000
2011	155,000
2012	129,000
Totals	$ 461,000

Total rental expense under operating leases with terms in excess of one month was as follows:

	Years Ending September 30,	
	2009	2008
Minimum rentals	$ 217,000	$ 214,000
Common area charges	154,000	151,000
Totals	$ 371,000	$ 365,000

(6) Commitments and contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

(7) Net capital requirements

The Company is subject to the Securities and Exchange Commission's (the Commission) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At September 30, 2009, the Company's net capital of $677,562 was $577,562 in excess of the required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 1.03 to 1.

(8) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers.

(9) Financial instruments with off-balance-sheet risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities and option transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with two clearing firms that carry all customer accounts and maintain related records. Nonetheless, the Company is liable to the clearing firms for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counter party is unable to fulfill its contractual obligations.

Customer securities transactions are recorded on a settlement-date basis, which is generally three business days after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

The Company's customer securities activities are transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires that customers deposit additional collateral, or reduce margin positions, when necessary.

The Company carries securities sold but not yet purchased (short sales) at market value for financial statement purposes. Due to market fluctuations, the amount necessary to acquire and deliver securities sold but not yet purchased may become greater than the obligation already recorded on the financial statements.

(10) Income taxes

The Company had elected S corporation status until February 28, 2001 and any income or loss was recognized by the Company's stockholders on their personal tax returns. The accumulated deficit through February 28, 2001 was reclassified to additional paid-in capital during 2001.

From March 1, 2001 through November 1, 2004, the Company generated net operating losses of approximately $2,290,000 for federal tax purposes, which, if not used to offset future taxable income, will begin to expire in 2021. As a result of the November 1, 2004 change in the Company's ownership and the election of S corporation status there are limitations placed on the use of this net operating loss carryforward. A valuation allowance has been established for the entire deferred tax asset, which is primarily related to net operating loss carryforwards, due to the uncertainty of using the tax benefit of the net operating loss carryforwards before they expire. The Company files a consolidated tax return with Holdings.

(11) Deposit with clearing organizations

The Company clears securities transactions with two organizations. The Company had $100,000 on deposit with each of the two organizations at September 30, 2009 and 2008.

(12) Related party transactions

At September 30, 2008 Holdings owed the Company $160,000 for certain operating expenses paid by the Company on Holdings behalf. This amount was repaid during 2009.

Libra entered into an expense sharing agreement during 2009. The expense sharing agreement calls for all expenses to be paid on behalf of Libra and 3% of the revenue earned by Libra will be paid to the Company. Libra paid the Company fees of $44,300 during the year ended September 30, 2009. All amounts owed to the Company were paid at September 30, 2009.

(13) Cash flow disclosure

	Years Ended September 30	
	2009	2008
Cash paid:		
Interest	$ 2,152	$ 6,290
Noncash financing activities:		
Distributions of investments to shareholder	$ 41,085	$ -



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

We have audited the financial statements of The Oak Ridge Financial Services Group, Inc. for the year ended September 30, 2009, and have issued our report thereon dated November 18, 2009. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of The Oak Ridge Financial Services Group, Inc. taken as a whole.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects The Oak Ridge Financial Services Group, Inc.'s ability to initiate, authorize, record, process, or report financial data reliably, in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement will not be prevented or detected by the entity's internal control. We consider the following deficiencies to be a material weakness in internal control over financial reporting.

The size of the business and the limited number of employees imposes practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Under the provisions of the American Institute of Certified Public Accountant's Statement of Auditing Standard No. 112, the lack of segregation of duties is defined as areas of material weakness in internal control. Since these conditions are inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company. Our study and evaluation disclosed no facts that came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

Myers Hoffman McCann P.C.

Minneapolis, Minnesota
November 18, 2009



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

We have audited the financial statements of The Oak Ridge Financial Services Group, Inc. (the Company) for the year ended September 30, 2009, and have issued our report thereon dated November 18, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.

The additional information presented on pages 17, 18, 19 and 20 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These additional information schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
November 18, 2009

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

SEPTEMBER 30, 2009
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

Schedule I

1.	Total ownership equity from Statement of Financial Condition		$ 968,519
2.	Deduct: ownership equity not allowable for net capital		
3.	Total ownership equity qualified for net capital		968,519
4.	Add:		
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	0	
	b. Other (deductions) or allowable credits		0
5.	Total capital and allowable subordinated liabilities		968,519
6.	Deduction and/or charges:		
	a. Total non-allowable assets included in Statement of Financial Condition:		
	1) Furniture and fixtures	102,920	
	2) Unsecured receivables	97,338	
	3) Securities owned not readily marketable	0	
	4) Goodwill	0	
	5) Other	70,328	
	b. Secured demand note deficiency	0	
	c. Commodity futures contracts and spot commodities -proprietary capital charges	14,712	
	d. Other deductions and/or charges	0	285,298
			683,221
7.	Other additions and/or allowable credits		
	Deferred taxes on nonallowable assets and haircut securities	0	0
8.	Net capital before haircuts on securities positions		683,221
9.	Haircuts on securities:		
	a. Contractual securities commitments		
	b. Subordinated securities borrowings		
	c. Trading and investment securities:		
	i. Exempted securities		
	ii. Debt securities	5,659	
	iii. Options	0	
	iv. Other securities		
	d. Undue concentration (illiquid investment securities)	0	
	e. Other: bad debt reserve/money market	0	5,659
10.	Net capital		$ 677,562

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

SEPTEMBER 30, 2009

COMPUTATIONS OF BASIC NET CAPITAL REQUIREMENTS AND AGGREGATE INDEBTEDNESS

Schedule II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11.	Minimum net capital required (6-2/3% of line 19)	$	46,692
12.	Minimum (dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries)	$	100,000
13.	Net capital requirement (greater of line 11 or 12)	$	100,000
14.	Excess net capital (line 10 less 13)	$	577,562
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	607,525

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities included in Statement of Financial Condition	$	700,374
17.	Add:		
	a Drafts for immediate credit		
	b. Market value of securities borrowed for which no equivalent value is paid or credited		
	c. Other unrecorded amounts		
19.	Total aggregate indebtedness	$	700,374
21.	Percentage of aggregate indebtedness to capital (line 19 divided by line 10)		103.37%

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

SEPTEMBER 30, 2009

RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

(Included in Part IIA of Form X-17A-5 as of September 30, 2009)

Schedule III

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part IIA of Form X-17A-5	$ 677,562
No significant adjustments	
Net capital as reported on line 10 of Schedule I	$ 677,562

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	
No significant adjustments	$ 700,374
Total aggregate indebtedness as reported on line 19 of Schedule II	$ 700,374

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

SEPTEMBER 30, 2009
STATEMENT PURSUANT TO 15c 3-3
SECURITIES EXCHANGE ACT OF 1934

Schedule IV

As more fully described in Note 8 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" and the possession and control requirement under provisions of SEC Rule 15c-3 based on paragraph K(2) of the rule.